VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

November 15, 2011

Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vasco Data Security International, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 11, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 5, 2011 File No. 000-24389

Dear Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated November 1, 2011 (the “Letter”) relating to the above-referenced Form 10-K (sometimes referred to herein as the “2010 Form 10-K”) and Form 10-Q. The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 43

1. In your response to prior comment 2 you indicate that the geographic mix of earnings from your foreign subsidiaries depends on the level of your service provider subsidiaries’ pretax income, which is recorded as expense in the two entities that own the intellectual property. Please provide a list of your foreign subsidiaries and service provider subsidiaries and clarify for us whether the two differ. Also explain further the relationship between the service provider subsidiaries and the two entities that own your intellectual property as it is unclear why the service provider subsidiaries’ pretax income would be recorded as expense by the U.S. and Swiss entities. In addition, explain further the various factors noted in your response that may impact the level of pre-tax income in your service provider subsidiaries. In this regard, describe how the staff, programs and services offered by the various subsidiaries impacts the pre-tax income for your service provider subsidiaries; tell us how often management makes changes to these programs; and how such changes impact your effective tax rates. Lastly, you state that you will provide a commentary in the general section of MD&A with an overview of the tax structure and how various elements can impact the effective rate. Please provide us with a draft of your proposed disclosure.

Generally, all of our subsidiaries are service-provider subsidiaries to some extent. The U.S. and Swiss subsidiaries that own our intellectual property (“IP Owners”) may provide services to each other, but that is not their primary function. On a broader basis, the IP Owners enter into intercompany contracts with our other subsidiaries who provide services to either one or both of the IP Owners. The services provided to the IP Owners generally include, but are not limited to, sales and marketing services (provided under commissionaire and sales agent agreements) and product development services (provided under research and development contractor agreements). VASCO itself is a U. S. publicly-held holding company which is neither an IP Owner or a provider of services to an IP Owner. The following is a list of VASCO’s primary subsidiaries, including the foreign subsidiaries listed in Note 5 to the financial statements in the Form 10-K for the fiscal year ended December 31, 2010, and each primary subsidiary’s role as an IP Owner or as a service provider to an IP Owner (VASCO Data Security is abbreviated as “VDS” in the following list):

1.	VDS, Inc. – U.S. operating company and one of the two owners of our intellectual property;

2.	VDS International GmbH – Swiss operating company and one of the two owners of our intellectual property;

3.	VDS Pty Ltd. – Australian operating company that provides services to the IP Owners;

4.	VDS Austria – Austrian operating company that provides services to the IP Owners;

5.	VDS NV – Belgian operating company that provides services to the IP Owners;

6.	VDS Europe NV – Belgian holding company, which is neither an IP Owner or a provider of services to an IP Owner;

7.	Lintel – Belgian company that sold intellectual property to the two IP Owners – is neither an IP Owner or a provider of services to an IP Owner;

8.	Able NV– Belgian operating company that provides services to the IP Owners;

9.	VDS BV – Dutch operating company that provides services to the IP Owners; and

10.	VDS Asia Pacific – Singapore operating company that provides services to the IP Owners.

Given our relatively small overall size and our global operations, we attempt to manage our business in what we believe is the most efficient way. For the development of intellectual property, each of our primary subsidiaries has specific technical expertise and the IP Owners contract with those subsidiaries for the development of new intellectual property rather than risk losing the expertise by trying to relocate that expertise or those functions to other countries. Similarly, we have sales and marketing teams in each of the geographic regions where we believe the market is best served by a local sales and support team.

Overall, the basic structure we use to operate the business does not change materially on a year-to-year basis. The activity level of each of our service-provider subsidiaries, however, will vary with each decision made by management (e.g., what technology do we want to develop and which subsidiary has the expertise to develop that technology? or what market provides us with the best opportunity to generate revenue and how many sales persons should we have in the market and what type of marketing programs should we use?). Since the contracts with each of the service-provider subsidiaries require that they earn appropriate levels of profit for their services, as established by the various transfer pricing policies used by the tax authorities in each of the countries, the amount they charge to the IP owners and the resulting pre-tax profit a service-provider subsidiary will earn (i.e., generally the markup on the costs they incur) will depend on their activity and related costs associated with those activities. Since the IP owners are the parties contracting for such services, they pay the prices charged by the service-provider subsidiaries and record such payment as expense.

Given the above structure, the profits and related taxes of our service-provider subsidiaries are relatively constant when considered within the context of our consolidated results since the amount of the change in pretax profit of a service-provider subsidiary is generally limited to the markup on the change in costs for each subsidiary from the prior year. Similarly, the change in the amount of tax each service-provider subsidiary pays is equal to the change in pretax profit multiplied by the statutory rate of the country in which it operates. With the IP Owners taking the business risk associated with the business as a whole, the remaining profit or loss will be recorded by the IP Owners and taxed as discussed in our previous responses.

In response to the Staff’s earlier comments, we included the following disclosure in our Form 10-Q for the period ended September 30, 2011:

Income Taxes: Our effective tax rate reflects our global structure related to the ownership of our intellectual property (“IP”). All our IP is owned by two subsidiaries, one in the U.S. and one in Switzerland. Our two subsidiaries have entered into agreements with most of the other VASCO entities under which those other entities provide services to our U.S. and Swiss subsidiaries on either a percentage of revenue or on a cost plus basis or both. Under this structure, the earnings of our service provider subsidiaries are relatively constant. These service provider companies tend to be in jurisdictions with higher effective tax rates. Fluctuations in earnings tend to flow to the US and Swiss companies, which have lower effective tax rates which accounts for the change in our effective tax rates.

We currently have a U.S. net operating loss (“NOL”) that is fully reserved as we have not yet been able to establish that it is more likely than not that we will be able to use the NOL. As a result of the NOL and related reserve, the effective tax rate on U.S. earnings has approximated zero, excluding the impact of the alternative minimum tax (“AMT”). The AMT rate generally computes to about 2% of pretax income in the U.S. We expect that the effective tax rate on U.S. earnings will remain near zero, excluding AMT, until we can establish that it is more likely than not that we will have adequate U.S. earnings such that we will be able to use the NOL. If we are able to establish that we can use the NOL in future periods, we will release the reserve on the NOL to income in the period that we make that determination and from that point forward future earnings in the U.S. are expected to be taxed at the statutory rates.

The changes in the effective rate related to foreign operations reflect changes in the geographic mix of where the earnings are realized and the tax rates in each of the countries in which it is earned. The statutory tax rate for the primary foreign tax jurisdictions ranges from 8% to 34%.

The geographic mix of earnings of our foreign subsidiaries will primarily depend on the level of our service provider subsidiaries’ pretax income, which is recorded as expense in the two entities that own our intellectual property (i.e., subsidiaries in the U.S. and Switzerland), and the benefit that is realized in Switzerland through the sales of product. The level of pretax income in our service provider subsidiaries can vary based on:

1.	the staff, programs and services offered on a yearly basis by the various subsidiaries as determined by management, or

2.	the changes in exchange rates related to the currencies in the service provider subsidiaries, or

3.	the amount of revenues that the service provider subsidiaries generate.

For items 1 and 2 above, there is a direct impact in the opposite direction on earnings in the U.S. and Swiss entities. Any change from item 3 is generally expected to result in a larger change in income in the U.S. and Swiss entities in the direction of the change (increased revenues expected to result in increased margins/pretax profits and conversely decreased revenues expected to result in decreased margins/pretax profits) than the change in the service provider entities.

In addition to provision of services, the intercompany agreements transfer the majority of the business risk to our U.S. and Swiss subsidiaries. As a result, the contracting subsidiaries’ pretax income is reasonably assured while the pretax income of the U.S. and Swiss subsidiaries varies directly with our overall success in the market.

Given the fact that the effective rate in the U.S. is zero and the effective rate in Switzerland is lower than in most of our other service provider subsidiaries, we believe that increases in pretax income will generally result in lower effective tax rates and decreases in pretax income will result in higher effective tax rates. Depending on our consolidated level of profits, it is possible that the consolidated effective tax rate will exceed the then applicable statutory rates in any of the countries in which we operate.

Liquidity and Capital Resources, page 44

2. We note that you confirm in your response to prior comment 4 that you will disclose the amount of cash and cash equivalents held in non-U.S. commercial banks and include a discussion regarding that fact that additional taxes may be assessed in the event of the repatriation of foreign earnings. Please confirm that you will include such disclosures in your September 30, 2011 Form 10-Q.

We included the following disclosure in our Form 10-Q for the period ended September 30, 2011:

As of September 30, 2011, we held $55,601 of cash in banks outside of the United States. Of that amount, $55,016 is not subject to significant repatriation restrictions, but may be subject to taxes upon repatriation. We have not provided for taxes on our unremitted foreign earnings as we consider them to be permanently invested.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1– Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. We note your response to our prior comment 5. Based on the additional information provided in your response, it remains unclear how you establish fair value for the units of accounting in your multiple element arrangements. You state the hardware and host system software have no value on a standalone basis and effectively you do not sell them separately. If this is true, it seems the hardware and host system software would be considered one unit of accounting. Therefore it is unclear why you determine the estimated selling price for the hardware and the software separately to account for these transactions. Please further clarify what your units of accounting are in these arrangements and how fair value is established for each.

We establish an estimated selling price for the hardware and software separately because once the initial transaction is complete and our customers have the ability to use the hardware and software together, there are various types of subsequent transactions that occur where our customers may buy only one item for use with their existing system. Those additional transactions either replace functionality related to the original transaction or expand our customers’ ability to use the product originally sold. Examples include:

1.	The battery on the hardware originally sold is fully used and the customer needs to purchase replacement hardware items;

2.	The customer wants to expand the deployment of our product and they need to buy more hardware items and may also, depending on the original terms of the software license agreement, need to expand the number of licenses they have to use the host system software;

3.	The customer wants to ensure that the host system software remains current and wants to buy maintenance for the host system software. The software price is the one that is used as the basis for post contract support in the current and in future periods. The annual fee for post contract support is generally a fixed percentage of the software price.

To ensure that we can meet our customers’ needs today as well as in the future, our price lists need to address a large number of potential scenarios that our customers may present to us. Those price lists have been developed for each of our elements based on our experience with customers both in relation to the initial transaction as well as future transactions. While the hardware and software elements cannot operate independently, and, therefore have no value on a standalone basis, we do sell and license individual elements on a standalone basis using our price lists after the initial transaction.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)